SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores on October 22, 2004:

By letter dated October 22, 2004, the Company reported that among the items discussed in the shareholders meeting held on October 22, 2004, the distribution of a cash dividend for the amount of $3,000,000 was resolved, instructing to the Board of Directors to decide the implementation process. Also, and in relation to the shareholders’ personal income tax (impuesto a los bienes personales) said tax will be absorbed by the Company.

Finally, the creation of a Global Program for the Issue of Simple Corporate Bonds, Not Convertible into Shares, with special, ordinary or floating guarantee, or guaranteed by third parties, and for a maximum outstanding amount of up to US$30,000,000 (Thirty million US dollars) or its equivalent in any currency, pursuant to the provisions set forth in Law No. 23 576 was approved.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 22, 2004